EXHIBIT 99.6



                               [Citigroup Logo]



[  o  , 2001]


Dear Banacci shareholders:

     Citicorp is making simultaneous offers to purchase each outstanding ordinary share of Series O-1 stock of Grupo Financiero Banamex Accival, S.A. de C.V. for US$2.6544 per share, net to the seller in cash and to sell to each Banacci shareholder who participates in the offer to purchase 0.0269 shares of Citigroup Inc. common stock per tendered Banacci share, at a price of US$1.3272 per 0.0269 Citigroup share, in each case on the terms and subject to the conditions described in the enclosed prospectus. The total net consideration received for each Banacci ordinary share validly tendered will be US$1.3272 net to the seller in cash and 0.0269 share of Citigroup common stock. The simultaneous offer to purchase and offer to sell form a single offer and can only be accepted together. The offer will expire at 4:45p.m., New York City time (3:45p.m. Mexico City time) on o , 2001 unless extended. No withdrawal rights will be available and all tenders will be irrevocable.

     We are very excited about the opportunity to combine Citigroup's Mexican operations and Banacci and we hope that you will carefully consider accepting our offer. Important information about our offer, including our reasons for the transaction and the recommendation of the Banacci board of directors, is set out in the enclosed prospectus, and I urge you to read it carefully.


                                            Very truly yours

                                            ------------------------------------
                                            Sanford I. Weill
                                            Chairman and Chief Executive Officer
                                            Citigroup Inc.

Enclosure